[Heinz Logo]
WORLD HEADQUARTERS
500 Grant Street
Pittsburgh, Pennsylvania 15219-2857

August 3, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Mara L. Ransom, Esq.
Special Counsel, Office of Mergers & Acquisitions
Securities and Exchange Commission
Mail Stop 3628
100 F. Street, N.E.
Washington, DC 20549

Re:	H.J. Heinz Company –Schedule 14A, filed July 10, 2006. File No. 001-
03385

Dear Ms. Ransom:

     This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 21, 2006 (the “Comment Letter”) regarding the above-referenced Proxy Statement filed by H.J. Heinz Company (the “Company”) on Schedule 14A on July 10, 2006 (the “Proxy Statement”) and other additional soliciting materials.

     Set forth below are responses to the Staff’s comments numbered 1 through 4, as set forth in the Comment Letter.

Schedule 14A

1.	As you know, the staff has advised you that it is our understanding that electronic and telephonic voting is presently not available via ADP for certain beneficial holders. We note that your proxy materials make mention of the availability of these procedures for those holders who holder shares in the name of brokerage firms, banks or nominees and, in some places in your proxy materials, you refer to the availability of Internet and telephonic voting more generally. The unavailability of these procedures maybe confusing to security holders who might otherwise presume those methods to be available to them. Accordingly, please tell us what consideration you have given to advising security holders.

     In response to the unavailability of Internet and telephonic voting, we advised the Staff in a letter dated July 17, 2006, that such voting options were no longer available for certain beneficial holders due to the refusal of Trian to format its voting instructions to permit electronic voting, despite statements in its proxy materials that Internet and telephonic voting were generally available to shareholders. On July 21, 2006, we informed our shareholders through a press release that Internet and telephone voting were no longer available to those shareholders who held their shares in “street name.” On July 25, 2006, we issued a press release announcing that Internet voting was restored, and on July 27, 2006, we filed additional solicitation materials with the Commission indicating to our shareholders that Internet voting was available. As of the date of this letter, to the best of our knowledge, and without any cooperation from Trian to correct its misleading proxy materials, electronic and telephone voting via ADP for shareholders holding their shares in “street name” have been restored, and electronic and telephonic voting are available to all shareholders generally. As such, we respectfully submit to the Staff that the Proxy Statement is accurate in this respect and we do not believe any additional disclosure is necessary.

Definitive Additional Materials dated July 18, 2006

2.	We note your indication that “Mr. Peltz talks about his new found respect for Pittsburgh, but there is no reason to believe this is true. Who really knows what Mr. Peltz and his Cayman Islands-based hedge fund have in store for Heinz and its dedicated employees, customers and others?” Considering Mr. Peltz’s soliciting materials would seem to indicate that he has no intention of moving Heinz out of Pittsburgh this statement would appear to be speculative. Please revise to remove this statement or tell us why you believe that there is a reasonable basis for these statements. See your similar statements made by Mr. Johnson that “we are very concerned they are not committed to keeping Heinz in this city.”

     We respectfully draw the attention of the Staff to the fact that Trian’s principals, in their March 29, 2006 meeting with Heinz’ management expressed their desire to see Heinz sold by advising Heinz to get ready for the next round of industry consolidation.

     Similarly, Trian discusses the potential sale of Heinz as part of its plan on page 14 of the solicitation materials filed with the Commission on May 23, 2006. The relevant language from Trian’s filing is set forth below:

2

“Potential Sale of the Company

Approximately five years ago, there was a wave of consolidation in the packaged food industry with a number of transactions taking place between large-cap companies. Those mergers and acquisitions are generally perceived to have achieved their objectives (we note that Heinz did not participate), particularly on the cost side, including targeted synergies of approximately 7% to 8% of sales. As many of the acquirors complete the final stages of their integration plans and those who missed out on the last round of consolidation look for ways to grow their businesses and drive returns in the coming years, we and others we have spoken to in the industry believe that a number of high profile transactions could take place in 2007 and perhaps as early as late 2006. Given that EBITDA multiples for the last series of acquisitions were often in the mid-teens, there could be significant upside in Heinz’s value in a sale process following execution of Trian’s suggested operational initiatives. Further, as the Company begins to realize the benefit of a new marketing strategy targeted at driving growth at the top brands, the value of Heinz to a potential acquiror should be greatly enhanced.”

     A recent review of the 33 precedent mergers larger than $500 million between 1998 and 2005 where a larger company acquired a smaller company at a premium (which we believe best describes the scenario Trian is envisioning when it has discussed a sale of Heinz with us) indicates that in 76% of the cases, the headquarters was moved to the larger company. In 12% of cases it was established at a new, combined location. In only 12% of mergers was headquarters moved to the location of the smaller company. As such, we believe that Trian’s plans for Heinz in the event of a sale of Heinz would most likely result in moving the company from Pittsburgh, and have stated that we are concerned about Trian’s commitment to keeping Heinz in Pittsburgh.

     Moreover, we respectfully draw the Staff’s attention to the Trian Group’s recent investment in Wendy’s International Inc. (“Wendy’s”). Approximately two months after Trian obtained three seats on Wendy’s Board of Directors, Wendy’s announced a series of job cuts, most of which involved the elimination of jobs at Wendy’s Dublin, Ohio headquarters. Attached hereto as Annex A are a June 28, 2006 article published in The Columbus Dispatch newspaper and a press release of Wendy’s dated June 27, 2006 discussing the job cuts. As Trian is on record as calling for budget cuts, we have expressed concern about their plans with regard to job cuts in light of the actions taken at Wendy’s.

3

Definitive Additional Materials dated July 17, 2006

3.	Please provide us with a copy of the full article of which you quote Nell Minow, dated July 7, 2006.

     In response to the Staff’s comment, please see the article attached hereto as Annex B.

Definitive Additional Materials dated July 12, 2006

4.	We note your inclusion of several quotes from various sources. Please keep in mind that when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that that you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears. Also, please confirm your understanding that referring to another person’s statements does not insulate you from the applicability of Rule 14a-9. In this regard and consistent with prior comments, please ensure that a reasonable basis for each opinion or belief exists and refrain from making any insupportable statements.

     The sources quoted in the July 12, 2006 materials are listed below. Annex C hereto contains these materials, with the exception of the article in the second bullet point below, which we have already provided to the Staff.

•	“Peltz Urges Heinz to Stop Criticizing Board Nominees” Fineman, Josh. Bloomberg, July 11, 2006.

•	Stein, Benjamin J. “No Eternal Triangle --- How Two Insiders Paved Themselves A Rapid Road to Great Wealth.” Barron’s 30 Mar. 1989. (previously provided to the Staff).

•	Hellier, David. The Independent 30 July 1991.

•	Reuters “Shareholder Files Suit Over Triangle Purchase” 23 Mar. 1989.

•	Smith, Randall. “Triangle 'Junk' Holders Left Out of Windfall.” Wall Street Journal 23 Nov. 1988.

•	“Activist investors” Financial Times, Lex column 4 Mar 2006.

4

•	Lowenstein, Roger. “Intrinsic Value - Peltz's Pay and the Spirit of the Age.” Wall Street Journal 12 June 1997.

•	Reilly, David. “Ex-Raider Peltz Turns Activist, With Hedge Fund.” Wall Street Journal 10 Mar. 2006.

     We confirm our understanding that referring to another person’s statements does not insulate Heinz from the applicability of Rule 14a-9.

     We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (412) 456-6007 or George R. Bason, Jr. of Davis Polk & Wardwell at (212) 450-4340.

Very truly yours,

/s/ Theodore N. Bobby
Theodore N. Bobby
Senior Vice President and General
Counsel – H.J. Heinz Company

5

ANNEX A

Wendy’s to cut jobs in Dublin: Eliminating 375 positions may help chain save $100 million a year
By Barnet D . Wolf, The Columbus Dispatch, Ohio
Knight Ridder/Tribune Business News
498 words
28 June 2006
The Columbus Dispatch (KRTBN)
English
Copyright (C) 2006 KRTBN Knight Ridder Tribune Business News

Jun. 28--Wendy’s International Inc. plans to slash as many as 375 jobs, with most of the cuts aimed at the company's Dublin headquarters, where 650 people work.

The fast-food company offered voluntary retirement to 175 fulltime employees in May, and those who accept will make up a portion of the job reductions.

Wendy’s, which has struggled for more than a year to boost sales, said the cuts are part of a plan to save the company $100 million annually.

“The number of (people) who decide to take early retirement will impact how many jobs get displaced,” said Denny Lynch, company spokesman. Reductions also will be accomplished by not filling some positions that are now open. Wendy’s disclosed the pending job reductions in documents filed yesterday with the Securities and Exchange Commission.

The decision on jobs is part of the company ’s previously announced plan to improve its bottom line.

The positions being eliminated will not include storelevel employees but are expected to cut across all levels and divisions at the headquarters and in regional offices.

Although the company would not say what jobs are being eliminated, some of them might involve workers for Tim Hortons, which is now a separate company.

Wendy’s board of directors yesterday voted to move up its proposed date to spin off the company’s remaining shares in Tim Hortons Inc. to Oct. 1, rather than the end of the year.

Tim Hortons issued 17.25 percent of its stock, or 33.4 million shares, in a March initial public offering.

Wendy’s kept the other 160 million shares and will now spin them off tax-free to current Wendy’s shareholders.

“We concluded that a spinoff is the best distribution method for the company and our shareholders,” said Wendy’s Chairman James V. Pickett.

Wendy’s also is parent of the Baja Fresh Mexican Grill chain, but it has said it might sell it.

Costs related to Wendy’s program to improve profits and cut costs, including severance for employees, will lower the company's second-quarter earnings.

Earnings also will be hurt by lower-than-expected sales at Wendy’s and Baja Fresh, fewer new stores than a year ago, higher advertising expenses and bigger employee stockcompensation expenses.

Despite weaker-than-expected sales during the quarter that ends Friday, Wendy’s sales trends "have improved compared to the first quarter," interim Chief Executive Kerrii Anderson said.

Anderson, who was named to the post after John T. “Jack” Schuessler stepped down, is being considered as the company’s permanent CEO.

Wendy’s has retained the executive search firm Russell Reynolds Associates to help find the new CEO.

bwolf@dispatch.com

2

Wendy’s International, Inc. confirms intent to spin off remaining Tim Hortons shares

“Three-tiered Combo Plan” to increase sales, improve margins and reduce costs moves forward

     DUBLIN, Ohio (June 27, 2006) – Wendy’s International, Inc. (NYSE: WEN) today announced that its Board of Directors has confirmed its intent to spin off to current Wendy’s® shareholders the 160.0 million shares of Tim Hortons Inc. (TSX/NYSE: THI) that the Company currently owns. The shares represent an 82.75% ownership stake in Tim Hortons®.

     Tim Hortons issued 17.25% of its shares in March 2006 in an initial public offering (IPO). The Company is now targeting Oct. 1, 2006, to complete the Tim Hortons spin-off, assuming it has received from the IRS a ruling on the tax-free status of the distribution by that time.

     “The Board’s unanimous decision to spin off the remaining shares of Tim Hortons confirms the commitment that we initially made to shareholders in our July 29, 2005, announcement of the IPO and that we reiterated during the Tim Hortons road show in March,” said Wendy’s Chairman Jim Pickett.

     “We considered expert advice and recommendations of outside advisors, including our investment bankers as well as legal counsel,” Pickett said. “After thoroughly exploring options for distributing the remaining shares, including a split-off and a partial split-off, we concluded that a spin-off is the best distribution method for the Company and our shareholders. The spin-off has the advantages of speed, simplicity and minimal execution risk. It will quickly deliver value to shareholders and enable the management teams of both companies to focus on their respective strategies, operations and growth agendas.” In contrast, the magnitude and complexity of a split-off, including U.S. and Canadian regulatory requirements, likely would delay the transaction into 2007 or could potentially put at risk its completion.

Company announces progress on programs to increase sales, improve margins and reduce costs

     “We continue to implement Wendy’s “Combo Plan” to increase sales annually by more than 3%, reduce G&A and overhead costs $100 million by 2007 and improve store-level margins by 500 basis points over the next three years or sooner,” said interim Chief Executive Officer and President Kerrii Anderson.

     As a key step in its program to achieve $100 million in cost savings, the Company in early May offered a voluntary early retirement plan to approximately 175 of its full-time U.S. employees. The employees who accept the voluntary early retirement program offer will comprise a portion of the total 350 to 375 positions the Company has targeted as part of its total planned workforce reduction.

     The Company expects to incur charges during the second quarter as a result of its voluntary early retirement plan, severance related to its planned reduction in workforce and other expenses related to the cost-reduction initiative. These charges will result in lower 2006 second-quarter earnings per share relative to the second quarter of 2005.

      Other factors expected to impact 2006 second-quarter results include the following:

•	The loss of 17.25% of the net income contribution from Tim Hortons subsequent to its IPO in late March.

•	Lower-than-expected same-store sales at Wendy’s and Baja Fresh.

•	Lower-than-planned development of both Company and franchise stores.

•	Consulting costs related to the Company’s restructuring program.

•	Higher interest expense from the third-party debt entered into during the first quarter by Tim Hortons.

•	Approximately $1 million in incremental employee stock compensation expense, as the Company is recognizing the expense of three years of restricted stock and restricted stock unit awards in 2006. The Company converted from stock options to restricted stock in 2004.

•	A higher number of shares outstanding compared to the second quarter of 2005 due to employee exercises of stock options.

•	$10 million of incremental advertising expense for the Wendy’s brand, which will impact second-quarter operating costs. The balance of the $25 million total expense impacted first-quarter results.

•	The expensing of certain investments in technology and equipment totaling about $1 million designed to lower future food costs.

     Factors having a positive impact on the quarter relative to the second quarter of 2005 are stronger Canadian currency, a lower effective tax rate and higher interest income.

     The Company recently announced that April same-store sales results for the Wendy’s brand were the strongest it has produced since January 2005, but were still below the Company’s expectations. The Company plans to release its second-quarter same store sales results on Wednesday, July 5.

     “Our second-quarter sales trends have improved compared to the first quarter, and we are optimistic about the initiatives to increase customer traffic for the remainder of the year,” said Anderson.

     In April Wendy’s launched its new Frescata™ deli sandwich line, which features high-quality deli meats, fresh toppings and artisan bread that is baked at the restaurant. The Company announced last month that the Frescata sandwich introduction in April had contributed to Wendy’s first positive same-store sales month since January 2005.

     During the second quarter, Wendy’s began promoting its Late-Night business; its Fix n’ Mix Frosty™, featuring the customer’s choice of M&Ms®, Butterfinger® or Oreo® toppings; Combo Choices, which offers consumers a choice of side items with the purchase of a sandwich; and Wendy's Kids’ Meal® Choices program, featuring two nutritious new Kids’ Meal sandwiches --Turkey & Cheese and Ham & Cheese -- and a low-fat yogurt and granola side option.

Food costs continuing to improve

     Wendy’s overall food costs are continuing to improve. Wendy’s expects its third-quarter beef price to improve on a system-wide basis by an average of 13.5% compared to the third quarter of 2005, and down 6.0% compared to the second quarter of 2006. Average beef costs for the first nine months of 2006 will be 7.8% lower than in the same period in 2005.

Company selects Russell Reynolds Associates to head CEO search

     The Company announced that it has retained the global executive search firm Russell Reynolds Associates as it continues to move forward in its search for a permanent chief executive officer. A committee of directors, under the leadership of Chairman Jim Pickett, will work with Russell Reynolds on the search.

     “This is one of the three new temporary committees on the Board – the other two being Financial Advisory and Strategic Planning Advisory – that are reflective of the cooperation and commitment of all members of the Board to enhancement of shareholder value,” said Pickett.

Safe Harbor statement

Certain information in this news release, particularly information regarding future economic performance and finances, and plans, expectations and objectives of management, is forward looking. Factors set forth in our Safe Harbor under the Private Securities Litigation Reform Act of 1995, in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements. Please review the Company’s Safe Harbor statement at http://www.wendys-invest.com/safeharbor.

Wendy’s International, Inc. overview

Wendy's International, Inc. is one of the world's largest restaurant operating and franchising companies with more than 9,900 total restaurants and five quality brands, including Wendy's Old Fashioned Hamburgers®, Tim Hortons, Baja Fresh Mexican Grill, Cafe Express™ and Pasta Pomodoro®. More information about the Company is available at www.wendys-invest.com.

CONTACTS:
John Barker: (614) 764-3044 or john_barker@wendys.com
David Poplar (614) 764-3547 or david_poplar@wendys.com

ANNEX B

FROM DOW JONES NEWS SERVICE
July 7, 2006	Dow Jones WebReprint Service®

Heinz Could Win Battle, Lose War
In Proxy Fight With Peltz

By Dan Burrows
Staff Reporter of THE WALL STREET JOURNAL

H.J. Heinz Co. (HNZ) is likely to fend off a proxy fight led by billionaire Nelson Peltz at its annual meeting next month, but if history is any guide, the ketchup king may find itself with something of a Pyrrhic victory.

Dissident shareholders’ records in proxy contests are improving, but they still have a hard time winning the vote against board-endorsed candidates and proposals, corporate governance watchdogs said.

But then winning the vote isn’t always the real goal. The point is to exert pressure and gain concessions from management, so that winning or losing a proxy contest becomes a distinction without a difference.

“The best-kept secret of shareholder activism is ‘Lose the battle; Win the war’,” said shareholder activist Nell Minow, co-founder of the Corporate Library and editor of Board Analyst.

As with Carl Icahn wringing concessions from Time Warner Inc. (TWX), or Roy Disney and Stanley Gold leading an assault at Walt Disney Co. (DIS) to oust Michael Eisner as chief executive, insurgent shareholders don’t have to win it all to get what they want, Minow said.

In Heinz’s case, the iconic ketchup maker is locked in a proxy fight with the Peltz-led Trian Group. The collection of hedge funds has built up a 5.5% stake in the company and is deeply unhappy with its performance, citing six restructurings since 1997 and a share price that fell 38% over eight years until Trian began building its position.

Trian, which wants to see major changes at Heinz and is seeking five seats on the company’s 12-member board, certainly appears to be a formidable opponent.

For one thing, Peltz knows something about the food business. He is chairman and chief executive of Triarc Cos. (TRY), which owns Arby’s Restaurant Group among other food-service holdings. He was also a leader in pressuring fast-food chain Wendy’s International Inc. (WEN) to spin off its Tim Hortons Inc. (THI) doughnut business in March.

And of course there is Peltz’s legendary purchase of beverage company Snapple in 1997 for about $300 million. Three years later he sold the business, along with other drinks holdings, to Cadbury Schweppes PLC (CSG) for almost $1.5 billion.

With that kind of resume, a sizeable stake in the company and a large war chest, it’s no wonder Trian’s proposal resonated with Heinz management. The group called for deep spending cuts, ramped-up share buybacks and the payment of a higher dividend.

So Heinz countered with deep spending cuts, ramped-up share buybacks and the payment of a higher dividend - though not at levels that have satisfied Trian.

“You could say that Trian’s pressure has extracted concessions from Heinz,” said Chris Young, director and head of M&A research at Institutional Shareholder Services.

“You could also say the Heinz plan is a common defense that targets use, stealing the dissidents’ thunder, so to speak,” Young added, “but apparently by Trian’s actions, they want the company to go further and are continuing the fight.”

Minow pointed out that there is a certain amount of bluffing with Trian’s board nominees, a slate that includes Peltz’s son-in-law and former professional golfer Greg “The Shark” Norman, one of Peltz’s Florida neighbors.

“When the insurgents put up a slate that is so patently ridiculous, they’re not really planning to get elected,” Minow said. “What they hope to do is make noise and get a response, and they have certainly done that.”

“Trian’s chances of getting elected are zero or a fraction of a percent,” added Minow, “but in just about 100% of cases, dissident shareholders end up getting what they are going for.”

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ANNEX C

Peltz Urges Heinz to Stop Criticizing Board Nominees (Update2)
July 10, 2006

By Josh Fineman

     July 10 (Bloomberg) -- H.J. Heinz Co. investor Nelson Peltz is urging the company to focus on “fundamental issues” rather than criticize Peltz’s nominees for Heinz’s board.

     Peltz’s Trian Fund Management LP also said that seven of Heinz’s board members have been named in various lawsuits involving breach of fiduciary duty, securities law violations and fraud. Two of the board members are Molson Coors Brewing Co. Vice Chairman Pete Coors and former Pittsburgh Steeler Lynn Swann, who is running for governor in Pennsylvania.

     Trian’s statements come after Heinz said that Trian’s nominees, including billionaire Peltz and Trian President Peter May, have previously been named in shareholder lawsuits alleging self dealing. Peltz is pressuring the world’s biggest ketchup maker to improve performance and is waging a proxy battle to install five of his nominees on the board.

     “My sense is that while the shareholders may have some concerns about Heinz, Peltz may be a case of the cure being worse than the disease,” Nell Minnow, editor of Corporate Library, which tracks governance issues, said today. “Proxy contests are often a case of lose the battle win the war, and I predict Heinz will make some changes and concessions in order to mollify Peltz so it won’t get to a shareholder vote.” Melissa Walters, a spokeswoman for Swann, couldn’t immediately comment on the Trian letter. Molson Coors spokesman Paul Delaplante declined to comment.

Deflecting Debate

     “It is time to focus on the fundamental issues that the company currently faces, namely unacceptable operational and financial performance and a lack of management credibility and accountability,” Edward Garden, founding partner of Trian, wrote in a letter today to Heinz’s board. “Your groundless efforts to deflect the debate away from its merits should be beneath you.” Heinz said on June 1 it will reduce spending by $355 million, raise its dividend and buy back $1 billion in shares over the next two years. The company also said it will eliminate 2,700 jobs and sell or close 15 factories.

     The Trian “letter is a misleading attempt to create a moral equivalency between the Peltz/May 20-year record of putting their own interests ahead of public shareholders and Heinz directors’ involvement in more general shareholder litigation,” Heinz spokesman Michael Mullen said in a statement e-mailed to Bloomberg News.

      Heinz in May rejected proposals by Trian to cut annual costs by $575 million and sell assets.

     Heinz said today in a letter to shareholders that it’s meeting its business targets as it nears the end of the fiscal first quarter this month. The company did not provide specifics.

     Shares of Heinz rose 15 cents to $41.61 at 4:20 p.m. in New York Stock Exchange composite trading. They have climbed 23 percent this year.

--Editor: Zahradnik.

To contact the reporter on this story:
Josh Fineman in New York at (1) (212) 617-8953 or
jfineman@bloomberg.net.

To contact the editor responsible for this story:
Michael Nol at (1) (212) 617-2384 or mnol@bloomberg.net.

©2006 Bloomberg L.P. All rights reserved. Reprinted with permission.

SHAREHOLDERS BARRED FROM MOUNTLEIGH EGM
By David Hellier

      Two institutional shareholders in Mountleigh, one of them Swiss Bank Corporation, were yesterday denied access to the property group's extraordinary meeting.

      The tow institutions had intended to ask a series of questions concerning the controversial circumstances behind the recently announced £96m rescue rights issue. IN particular they intended to focus on recent share sales by Nelson Peltz and Peter May, both directors of the group, which are already the subject of a stock exchange inquiry.

     The SBC representatives were denied access to the meeting because, the company argued, the shares they held were registered in a stock exchange account and not the name of the beneficial owners.

     The company maintained its refusal to admit the two institutions, one of which declined to be identified, even after it had received a letter from the stock exchange confirming that SBC held shares in Mountleigh on behalf of Swiss Bank in his manner.

     A letter from the stock exchange asked Mountleigh to "please accept this letter as confirmation that Sepon Ltd holds shares in Mountleigh Group plc on behalf of Swiss Bank Corporation."

      According to the shareholders, Mountleigh's company secretary Ken Cook insisted they could only gain admittance to the meeting if the shares were registered in their own name. The shareholders say that this procedure could not have been completed in time for the meeting, without significant legal expenditure.

     The stock exchange is investigating whether the two directors may have breached an exchange rule by making a sale of a significant holding of their Mountleigh shares at £1 each less than two months before the publication of the group's £96m trading loss, which accompanied the share issue announcement.

      The questions which would have been asked include the following:

•	Did the transactions in Mountleigh shares by the directors and others closely associated to them ahead of the results announcement conform with the stock exchange's rules?
•	Did Messrs May and Peltz consider selling new Mountleigh shares to the Getty Trust at £1 instead of their own in May?
•	When did the directors become aware of the need for a share issue?

Mountleigh shares closed down 1p yesterday at 24p, 1p below the rights price. Neither the company nor its public relations advisers were available for comment.

SHAREHOLDER FILES SUIT OVER TRIANGLE PURCHASE

March 23, 1989
PITTSBURGH (Reuters)

A former shareholder of Triangle Industries Inc has filed suit against two former officers of Triangle, Drexel Burnham Lambert Inc and its bond trader, Michael Milken.

Harold Baker of Weirton, W. Va., filed a fraud and racketeering lawsuit in U.S. District Court here charging Drexel, Milken and Nelson Peltz and Peter May, who had been Triangle’s chairman and president, respectively, and its controlling stockholders, with violation of U.S. securities law, a spokesman for the court clerk said.

In July officials of Triangle bought the company for 33.50 dollars per share in a leveraged buyout then in December sold Triangle to Pechiney SA’s U.S. unit for 56 dollars a share, or 1.4 billion dollars.

In his case, Baker said he and other stockholders were victims of fraud because the Triangle officers knew Pechiney wanted to buy the company.

Officials at Drexel were not immediately available for comment. A spokesman for Trian Group, a merchant banking firm formed by Peltz and May in January, said he could not comment on the lawsuit because he had not yet seen it.

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November 23, 1988	Dow Jones WebReprint Service®

Triangle ‘Junk’ Holders
Left Out of Windfall

By Randall Smith
Staff Reporter of The Wall Street Journal

NEW YORK—While top executives of Triangle Industries Inc. struck it rich by selling their packaging business to Pechiney S.A. of France, Triangle's junk-bondholders largely were left out of the windfall.

Triangle Chairman Nelson Peltz and President Peter May are to receive more than five times last week's pre-deal market value for their controlling equity stake. They own 66% of the stock Pechiney is buying for $1.26 billion.

But Pechiney isn't even offering the original issue price to many holders of Triangle's $1.9 billion of jun bonds. Pechiney will buy back bonds at discounts of as much as 10% from the original price.

The situation illustrates a darker side of high-risk, high-yield junk bonds. Even though junk-bond holder assume a high level of risk that a borrower may default, they usually don't share in the rewards that stockholders may gain.

“Basically those guys made themselves rich on the back of the bondholders,” says James Caywood, a partner of Caywood Christian Asset Management in San Diego and a Triangle bondholder.

Junk bond experts say the Triangle bonds have been trading at discounts ranging from 2% to 23% of their original price because of concern for the company's debt load. Triangle's debt increased after the already highly leveraged packaging company piled on more debt in a refinancing last June that also increased the equity stake of Messrs. Peltz and May.

However, Pechiney is offering all Triangle bondholders a premium averaging about 10% over the recently depressed market prices of the bonds. And the fact that bondholders will get some premium has provided them with some balm.

Says Philip Schantz, a junk-bond analyst at Prudential-Bache Securities Inc.: “Even though the bond tender prices aren't at a big premium, most people will take the money and run to something else.”

For example, one of Triangle’s most actively traded bonds, which pays interest of 12 5/8% and matures in 2007, was trading at 83 before the announcement, a discount of 17% from the issue price of 100. Pechiney is offering holders 99% of the original issue price.

Mr. Schantz says that two of Triangle’s more actively traded bonds, which were priced in the 80s last week, have risen to the mid-to-high 90s since the acquisition announcement Monday.

And, in an interview, Mr. Peltz says he had heard bondholders were “very pleased.”

“There is a level of financing that does take a lot of risk and doesn't participate in the profits,” asserts another bondholder, Jack Utter, manager of the IDS Extra Income Fund in Minneapolis. “But I don't think you’ll find a lot of people kicking.”

Mr. Utter noted, “People who have taken risk and leveraged themselves up in recent years have made an enormous return on their investment.”

Many bondholders say they are likely to accept Pechiney’s offered prices because of the precedent set by American Brands Inc. when it bought hostile bidder E-II Holdings Inc. in a so-called Pac-Man takeover defense.

Some E-II bondholders had losses because they incorrectly assumed the bonds would become investment-grade obligations of American Brands. Instead, American Brands handed off the E-II bonds to another, less creditworthy company. On Monday, Pechiney said it wouldn't assume or guarantee the Triangle bonds.

“The E-II problem earlier this year has made people more willing to sell the bonds” rather than holding out for better terms, says Ken Urbaszewski, manager of the Kemper High Yield Fund in Chicago. He adds that Pechiney's offer is basically “a good deal for the bondholders.”

Concludes Mr. Caywood, the San Diego money manager: “If you look at things, this brings the bonds back to where they should have been.”

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Copyright 2006 The Financial Times Limited
Financial Times (London, England)

March 4, 2006 Saturday
USA Edition 1

LEX COLUMN: Activist investors

BODY:
Corporate governance experts have been troubled by how difficult it can be for investors to flex their muscles when faced with entrenched US boards. The recent spate of activism should provide some comfort. These investors, at least, do not seem to be struggling to get their suggested nominees on to boards. Carl Icahn's recent deal with Time Warner included two new directors. Now Wendy's International has agreed to three new board directors nominated by Trian Fund Management. And H.J. Heinz has just been put on notice that Trian Partners Master Fund might seek to nominate five people to the board.

Activism should be welcomed. If nothing else, it spurs debate about the most effective way to run companies. At best, it can prompt changes that benefit all investors. But there are shades of grey. Why, for instance, should an investor who may account for less than 5 per cent - as is believed to be the case with Heinz - get direct representation on the board? Nelson Peltz, chief executive of Trian Fund Management, as well as Peter May, president, are on the list as the potential nominees that Trian could push for in a Heinz proxy battle. Independent nominees - as with Wendy's and Time Warner - seem fairer. Other investors may also want to gauge how long-term the activists are. Do they, for instance, intend to sell into the buybacks they have advocated? It is their right to do so but other investors may wish to know this before supporting them.

June 12, 1997	Dow Jones WebReprint Service®

Peltz’s Pay and the
Spirit of the Age

By ROGER LOWENSTEIN

Ordinarily, the news that Nelson Peltz, chairman of Triarc, had taken a $2 million bonus would hardly merit a footnote. By current fat-cat standards, $2 million doesn’t rate. And compared with Mr. Peltz’s ne worth, which Forbes magazine put at $620 million, it is chump change. Mr. Peltz, after all, is a titan of industry, a man who travels by private helicopter.

But Mr. Peltz’s bonus was not, as the recent proxy statement notes, an ordinary award, but a “special bonus,” and in this, it was emblematic of the spirit of chief executive officers all over. Get what you can—however you can get it.

Mr. Peltz bought control of Triarc in 1993 from one Victor Posner, who, in a sort of lifetime-achievement award for various misdeeds, would be barred by a federal judge from running a public company.

Triarc, a struggling conglomerate, owned Arby’s restaurants, RC Cola, a propane business and other interests. The day after Mr. Peltz got control, he took 600,000 options for himself and 400,000 for his faithful Sancho Panza, Peter May. These options were, according to Triarc, then worth $10.2 million.

The next year, in March, Messrs. Peltz and May took a total of 125,000 more options, worth $1.5 million. Then, a month later, in April 1994, they hauled in their big catch—a mammoth grant of 3.5 million options (60% going to Mr. Peltz) worth $32 million. These last were subject to shareholder approval. And there was a catch. According to the proxy statement, this huge grant was made "in lieu of base salary, annual performance bonus and long-term compensation" for the six years starting in April 1993. Shareholders voted in favor.

Gordon Wolf, a principal at Towers Perrin, which recommended the plan, boasted that Messrs. Peltz and May, by taking salaries of $1 a year, were “extraordinary” examples of a bold new breed of executives. Mr. Wolf told this newspaper, “They really wanted to put their entire compensation at stake.”

Messrs. Peltz and May could afford this because, in the 1980s, with financing from Michael Milken, the had made a bundle with fortuitously timed investments in Triangle Industries. Though they delivered at Triangle, their unusually high pay attracted notice, prompting Mr. Peltz to observe that if Andrew Carnegie had endured such criticism, he could do no less.

After they became dollar-a-year men at Triarc, one might have expected these Carnegies and Morgans to forgo taking more options. But no sooner did they haul in their big grant than the stock fell by half—eroding the value of that grant. Later that year, the duo took 400,000 more options worth $2.5 million. And in 1995, 250,000 options worth $1.4 million. Of course, you can’t spend an option if the stock doesn't rise. But you can spend money.

And for 1996—kudos to consultant Graef Crystal for spotting it—Mr. Peltz took a $2 million cash bonu and Mr. May a $1 million cash bonus. What about working for $1 a year? Oh, these are “special bonuses,” awarded for paying down debt, selling assets, restructuring and such. Mr. Peltz, in an interview, says the board always intended to leave the door ajar “if we did something special.” Indeed, h said, that intention is clear from the minutes. It just isn't clear from the proxies that went to investors.

Mr. Peltz says the proxies didn’t rule out “all compensation.” It merely said his big award was in lieu of base salary, “annual bonus and long-term”compensation. But in a section entitled “Overview of Executive Compensation,” Triarc said its program comprises “three principal elements”: base salary and annual and long-term incentives.

When I asked whether the proxy should have mentioned something about a “special bonus,” Mr. Peltz said, “You’re probably right, as hindsight is 20-20. The intent was not to mislead. I will attempt to get my attorneys to rewrite that section.” Sorry, fellas, the election's over.

And what about his continued taking of options—aren’t they a form of “long-term” compensation? Mr. Peltz, on advice from his lawyer, says, “That was meant to be ’long-term cash compensation.’ ” Funny how these guys have trouble saying what they mean.

It doesn“t stop there. This March, Messrs. Peltz and May took 300,000 more options. In an unusual step, the options were priced at only 85% of the market price—because, Triarc said, the stock was lower in December, when it usually grants options. Should they exercise, this discount will put an extra $663,000 in their pockets.

Wall Street expected a quick turnaround when Messrs. Peltz and May took over but was disappointed. Despite a rebound, the stock has trailed the market during their reign. But Triarc is a changed company. It has acquired Mistic beverages and, most recently, Snapple, and the Street is high on it again. Maybe this time, it will work out. If so, Mr. Peltz, who controls 28% of the stock, will get plenty richer on his one huge grant. What business—what possible earthly incentive—did he have taking more?

By the way, the head of the compensation committee is Gerald Tsai Jr., no naif on CEO pay. As head of Primerica, he grabbed a $28 million parachute for selling his company. He didn't return my calls.

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March 10, 2005	Dow Jones WebReprint Service®

Ex-Raider Peltz
Turns Activist,
With Hedge Fund

By DAVID REILLY
Staff Reporter of THE WALL STREET JOURNAL

Over more than two decades, Nelson Peltz bought businesses, polished them up and sold them again a few years later, often racking up hefty profits.

Now, instead of purchasing companies outright, the billionaire investor is buying small stakes in them and pushing for change. And he’s doing so through a newly created hedge fund that has raised more than $1 billion.

Since launching this venture in November, Mr. Peltz has pressed for a change in strategic tack or board seats at CBRL Group Inc., owner of the Cracker Barrel restaurant chain; fast-food restaurant operator Wendy’s International Inc., and food producer H.J. Heinz Co. So far, CBRL and Wendy’s have given in to some of his demands; A battle at Heinz has yet to play out.

The foray into hedge-fund activism has put Mr. Peltz back in the Wall Street spotlight, reviving memories of investing successes dating back to the junk-bond era of the 1980s—as well as scrapes with his own shareholders that have some on Wall Street questioning his activist credentials.

Mr. Peltz’s changed modus operandi reflects the popularity among large shareholders of taking matters into their own hands to boost returns. Despite slowing flows of money into once red-hot hedge funds, investors still want to ride along with a marquee-name manager.

Investors looking to join Mr. Peltz’s crusade must be willing to carry a heavy burden: His hedge-fund outfit, Trian Fund Management LP, requires minimum investments of $25 million, according to a person familiar with the firm. That’s a hurdle even for hedge funds, lightly regulated partnerships that often require their wealthy clients to pony up at least $1 million.

Plus, Trian’s investors have to keep their money with the firm for three years, this person said. Such lockups are becoming more common—in some cases because they allow the funds to avoid new Securities and Exchange Commission oversight rules—but many investors still balk at losing control for so long.

Mr. Peltz and longtime business partner Peter W. May, who is also a principal in Trian, declined to comment on the firm.

Besides Trian, the pair controls about 40% of Triarc Companies Inc., the publicly traded company they have used for deals since 1993. Triarc is considering a restructuring that would see Messrs Peltz and May, along with Triarc’s vice chairman, Edward P. Garden, relinquish executive roles. This would allow the three to focus on the hedge-fund firm, in which Mr. Garden is also a principal. Triarc last year invested $75 million in the venture.

The 63-year-old Mr. Peltz first gained attention in the 1980s, when he used junk-bond financing arranged by Drexel Burnham Lambert to purchase National Can Co. and then American Can. He merged the packaging companies and within three years sold them to France’s Pechiney SA, snaring about $800 million profit on his total investment.

The association with Drexel earned Mr. Peltz the label of corporate raider. He is often mentioned in the same breath as Carl Icahn, a raider from that era who is now an activist hedge-fund manager. Yet people who know the two say their approaches differ.

“I would describe Carl as a trader who became a businessman and Nelson as a businessman who became an investor,” says Jack Wasserman, an attorney in private practice who sits on Triarc’s board and who has sat on boards of companies Mr. Icahn was involved with.

Mr. Peltz is best known for the 1997 purchase of beverage maker Snapple for $300 million. After a three-year turnaround, Triarc sold Snapple for about $1.45 billion.

Still, some on Wall Street eye Mr. Peltz warily, recalling his battles with his own shareholders.

The financier’s sale of the can companies in 1988, for example, resulted in lawsuits from investors who claimed Mr. Peltz unfairly bought them out just months beforehand. Mr. Peltz denied the allegation but eventually settled, without admitting any wrongdoing, for $75 million. Pechiney paid half the amount.

Messrs. Peltz and May also were censured by the London Stock Exchange in 1991 for their handling of a sale of shares in Mountleigh Group PLC. The two had taken a 20% stake in the property developer in the hope of using it for European takeovers, but the company eventually collapsed.

In 1993, Messrs. Peltz and May bought a stake in near-bankrupt DWG Group, a conglomerate that owned Arby’s restaurants and the RC Cola brand, among other disparate businesses. They renamed it Triarc and focused on food and beverages businesses. This led to the Snapple purchase in 1997. A year later, in the midst of that turnaround, Messrs. Peltz and May proposed taking the company private. With Triarc’s shares well below that year’s high, shareholders cried foul and the plan fell through.

Triarc is still the franchisor of Arby’s and owns more than 1,000 of the chain’s 3,500 restaurants, along with interests in other, unrelated businesses. Under Triarc’s proposed restructuring, those businesses may be spun off to shareholders.

Messrs. Peltz, May and Garden had been kicking around the idea of starting a hedge fund for at least the past two years, according to the person familiar with the fund. Mr. Peltz had long been frustrated by the constraints of working through a publicly traded vehicle due to restrictions on the number of investments he could make.

The idea clicked when hedge funds’ surging popularity made investors more open to restrictive terms such as multiyear lock-ups of capital. That was key for an activist strategy because investors can’t flee during often fierce public battles, the person says.

Although the fund has taken positions in industries Mr. Peltz knows best—food and restaurants—he plans to target companies in a variety of sectors, the person says.

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